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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Infodata Systems Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
456650209
(CUSIP Number)
January 14, 2005
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. 456650209

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alan S. Fisher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	5	SOLE VOTING POWER 564,849
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 564,849
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,849 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 6 Pages

CUSIP No. 456650209

Item 1(a).	Name of Issuer: Infodata Systems Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 13454 Sunrise Valley Drive, Suite 500, Herndon, Virginia 20171

Item 2(a).	Name of Person Filing: Alan S. Fisher

Item 2(b).	Address of Principal Business Office or, if none, Residence: 8 Deer Oaks Drive, Pleasanton, CA 94588

Item 2(c).	Citizenship: USA

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 456650209

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

[ ]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

Page 3 of 6 Pages

CUSIP No. 456650209

[ ]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 564,849 shares (consists of 429,075 shares presently owned and the right to acquire 135,774 shares pursuant to the exercise of vested options)

(b)	Percent of Class: 10.5% (assumes 5,244,912 shares actually outstanding at 1/5/05)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 564,849

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 564,849

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Page 4 of 6 Pages

CUSIP No. 456650209

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2005
(Date)
Alan S. Fisher
(Signature)
Alan S. Fisher
(Name/Title)

Page 6 of 6 Pages